SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                   CARC, INC.
                       (Name of Subject Company (Issuer))

                                   CARC, INC.
                  (Name of Filing Person (Offeror and Issuer))

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities

                                  WARREN WAGNER
                                    PRESIDENT
                                   CARC, INC.
                                 500 DOWNS LOOP
                          CLEMSON, SOUTH CAROLINA 29631
                                 (864) 654-1859
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
               and Communications on Behalf of the Filing Person)

                                 WITH A COPY TO:
                             LAWSON M. VICARIO, ESQ.
                     WYCHE, BURGESS, FREEMAN & PARHAM, P.A.
                         44 EAST CAMPERDOWN WAY (29601)
                                  P.O. BOX 728
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (864) 242-8203

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
         Transaction Valuation*                  Amount of Filing Fee**
--------------------------------------------------------------------------------
                $200,000                                 $23.54
--------------------------------------------------------------------------------
* Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes the purchase of 40,000 shares of common stock of CARC, Inc. at a purchase price of $5.00 per share, net to the seller in cash.

**The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for Fiscal Year 2005 issued by the Securities and Exchange Commission on December 9, 2004. Such fee equals .01177 percent of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:  N/A                          Filing Party: N/A
Form or Registration No.: N/A                         Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
|X| issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  INTRODUCTION

         This Tender Offer Statement on Schedule TO (the "Schedule TO") is filed by CARC, Inc., a South Carolina corporation. This Schedule TO relates to the offer by CARC to purchase up to 40,000 shares of its common stock, par value $1.00 per share, at a purchase price of $5.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase attached hereto as Exhibit (a)(1)(i).

         The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO.

ITEM 1: SUMMARY TERM SHEET

See the section of the Offer to Purchase captioned "Summary Term Sheet".

ITEM 2: SUBJECT COMPANY INFORMATION

(a) See the section of the Offer to Purchase captioned "Section 10- Certain Information Concerning CARC".

(b) See the section of the Offer to Purchase captioned "Section 2 - Number of Shares; Proration".

(c)      See the section of the Offer to Purchase captioned "Section 8 - Price
         Shares".

ITEM 3: IDENTITY AND BACKGROUND OF FILING PERSON

(a) See the sections of the Offer to Purchase captioned "Section 10-Certain Information Concerning CARC" and "Section 11 - Interest of Directors and Officers; Transactions and Arrangements Concerning Shares".

ITEM 4: TERMS OF THE TRANSACTION

(a)(1)(i)-(iii) See the sections of the Offer to Purchase captioned "Summary Term Sheet" and "Section 2 - Number of Shares; Proration".

(a)(1)(iv) Not applicable.

(a)(1)(v)See the sections of the Offer to Purchase captioned "Summary Term Sheet" and "Section 14 - Extension of Tender Period; Termination; Amendments"

(a)(1)(vi) See the sections of the Offer to Purchase captioned "Summary Term Sheet" and "Section 5 - Withdrawal Rights"

(a)(1)(vii) See the sections of the Offer to Purchase captioned "Important Procedures", "Summary Term Sheet", "Section 3 - All-or-Nothing Conditional Tender of Shares", "Section 4 - Procedure for Tendering Shares" and "Section 5 - Withdrawal Rights".

(a)(1)(viii) See the sections of the Offer to Purchase captioned "Important Procedures", "Summary Term Sheet", "Section 2 - Number of Shares; Proration"; "Section 3 - All-or-Nothing Conditional Tender of Shares" and "Section 7 - Conditions of the Offer".

(a)(1)(ix) See the sections of the Offer to Purchase captioned "Important Procedures", "Summary Term Sheet", and "Section 3 - All-or-Nothing Conditional Tender of Shares".

(a)(1)(x)See the sections of the Offer to Purchase captioned "Summary Term Sheet" and "Section 1 - Purpose of the Offer; Certain Effects of the Offer".

(a)(1)(xi) Not applicable.

(a)(1)(xii) See the sections of the Offer to Purchase captioned "Summary Term Sheet" and "Section 13 - Federal Income Tax Consequences"

(a)(2)(i)-(vii) Not applicable.

(b) See the section of the Offer to Purchase captioned "Section 11 - Interest of Directors and Officers; Transactions and Arrangements Concerning Shares".

ITEM 5: PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e) See the section of the Offer to Purchase captioned "Section 11 - Interest of Directors and Officers; Transactions and Arrangements Concerning Shares".

ITEM 6: PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) See the sections of the Offer to Purchase captioned "Summary Term Sheet" and "Section 1 - Purpose of the Offer; Certain Effects of the Offer".

(b) See the section of the Offer to Purchase captioned "Section 1 - Purpose of the Offer; Certain Effects of the Offer".

(c) See the section of the Offer to Purchase captioned "Section 11 - Interest of Directors and Officers; Transactions and Arrangements Concerning Shares".

ITEM 7: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) See the section of the Offer to Purchase captioned "Section 9 - Source and Amount of Funds".

(b)      None.

(d)      Not applicable.

ITEM 8: INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)      and (b) See the section of the Offer to Purchase captioned "Section 11
         - Interest of Directors and Officers; Transactions and Arrangements Concerning Shares".

ITEM 9: PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a) See the section of the Offer to Purchase captioned "Section 15 - Solicitation Fees and Expenses".

ITEM 10: FINANCIAL STATEMENTS

(a)      The financial statements of the Issuer are not material to the Offer.

(b) Pro forma financial statements of the Issuer are not material to the Offer.

ITEM 11: ADDITIONAL INFORMATION

(a)(1) See the section of the Offer to Purchase captioned "Section 11 - Interest of Directors and Officers; Transactions and Arrangements Concerning Shares".

(a)(2) See the sections of the Offer to Purchase captioned "Section 9 - Source and Amount of Funds" and "Section 12 - Legal Matters; Regulatory Approvals".

(a)(3) See the section of the Offer to Purchase captioned "Section 12 - Legal Matters; Regulatory Approvals".

(a)(4) See the section of the Offer to Purchase captioned "Section 12 - Legal Matters; Regulatory Approvals".

(a)(5)   None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12: EXHIBITS

Exhibit Number             Title
--------------             -----

(a)(1)(i)                  Offer to Purchase

(a)(1)(ii)                 Letter of Transmittal

(a)(1)(iii)                Cover letter to shareholders

(b)                        None.

(d)                        None.

(g)                        None.

(h)                        None.


                                    SIGNATURE
         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       CARC, INC.



                                       By:  /s/ Warren Wagner
                                            ------------------------------
                                            Name: Warren Wagner
                                            Title: President
Dated: February 25, 2005

                                  EXHIBIT INDEX



EXHIBIT NUMBER             TITLE
(a)(1)(i)                  Offer to Purchase
(a)(1)(ii)                 Letter of Transmittal
(a)(1)(iii)                Cover letter to shareholders
(b)                        None.
(d)                        None.
(g)                        None.
(h)                        None.



















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